Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Platinum Underwriters Holdings, Ltd.:
We consent to the incorporation by reference in the registration statement on Form S-8 dated April 29, 2010 of Platinum Underwriters Holdings, Ltd. and subsidiaries (“Platinum”) of our reports dated February 24, 2010, with respect to the consolidated balance sheet of Platinum as of December 31, 2009 and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2009, and the 2009 information on the related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2009.
Our report refers to a change in the manner in which the Company accounts for other-than-temporary impairments of debt securities in 2009.
/s/ KPMG
Hamilton, Bermuda
April 29, 2010